SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Notice of and Proxy Statement for TAT Technologies Ltd. Annual General Meeting to be held October 28, 2009 mailed on October 5, 2009.

2.	Form of TAT Technologies Ltd. Proxy Card.

ITEM 1

TAT TECHNOLOGIES LTD.
P.O. Box 80
Gedera 70750, Israel

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders of TAT Technologies Ltd.:

We are pleased to invite you to the 2009 Annual General Meeting of Shareholders to be held on Wednesday, October 28, 2009 at 17:00 p.m. Israel time, at the offices of Isal Amlat Investments (1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, for the following purposes:

(1)	To reelect each of Mr. Giora Inbar, Mr. Eran Saar and Mr. Jan H. Loeb, and Ms. Daniela Yaron-Zoller to serve as a director, to hold office until our 2010 Annual General Meeting of Shareholders and until their successors are elected and qualified. The two outside directors of the Company continue to service in their office in accordance with the Israeli Companies Law.

(2)	To approve the termination of Baker Tilly Virchow Krause, LLP as our independent certified public accountants effective as of the approval by the General Meeting of Shareholders. To approve the appointment of, Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd as our independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until our 2010 Annual General Meeting of Shareholders, and to authorize our Board of Directors to determine their remuneration in accordance with the volume and nature of their services; and

(3)	To review and discuss the Company’s audited financial statements for the year ended December 31, 2008, and the report of the Board of Directors for such period.

The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on September 29, 2009 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Aya Ben David, Secretary

September 29, 2009

TAT TECHNOLOGIES LTD.

P.O. Box 80
Gedera 70750, Israel

PROXY STATEMENT

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Wednesday, October 28, 2009 at 17:00 a.m. Israel time, at the offices of Isal Amlat Investments (1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and any adjournments thereof.

        This Proxy Statement, the attached Notice of 2009 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 5, 2009.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to vote upon the following matters: (i) election of four directors for terms expiring at our 2010 Annual General Meeting of Shareholders.; (ii) approval of the termination of Baker Tilly Virchow Krause, LLP as our independent certified public accountants effective as of the approval by the General Meeting of Shareholders. To approve the appointment of, Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd as our independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until our 2010 Annual General Meeting of Shareholders, and to authorize our Board of Directors to determine their remuneration in accordance with the volume and nature of their services. In addition, to review and discuss the Company’s audited financial statements for the year ended December 31, 2008, and the report of the Board of Directors for such period.

        We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 0.9 per share, as of the close of business on September 29, 2009, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. Shareholders attending the meeting may vote their shares at the meeting.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person. Shareholders attending the meeting may vote their shares at the meeting.

Quorum and Voting

As of September 29, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 9,068,393 ordinary shares. Each ordinary share entitles the holder to one vote. Each ordinary share entitles the holder to one vote. The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

        An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the reelection of the nominees for directors, the termination of Baker Tilly Virchow Krause, LLP as our independent certified public accountants and the appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd as our independent certified public accountants.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

        Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of six directors, including two outside directors appointed in accordance with the Israeli Companies Law. Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. The two outside directors of the Company shall continue to serve in their office in accordance with the Israeli Companies Law.

        At the Meeting, shareholders are being asked to reelect the following current directors, Messrs. Giora Inbar, Eran Saar and Jan H. Loeb and Ms. Daniela Yaron-Zoller, to hold office until our 2010 Annual General Meeting of Shareholders and until their successors are elected and qualified.

        Under the Israeli Companies Law the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise,” as such term is defined by regulations promulgated under the Israeli Companies Law. The Board of Directors determined that Messrs. Eran Saar, Jan H. Loeb and Ms. Daniela Yaron-Zoller, and the two outside directors have “accounting and financial expertise”. Furthermore, our Board of Directors determined that Mr. Jan H. Loeb is an “independent” director within the meaning of this term under the Israeli Companies Law, (1999), in addition to the two outside directors.

        We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to reelect each of the nominees named above. The vote for each of the nominees for director will be separate.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Brigadier General (Res.) Giora Inbar (53) was elected as the Chairman of our Board of Directors by our Board of Directors in January 2008. Brigadier General (Res.) Inbar currently serves as the Chairman of the Board of Directors of Isal Amlat, our controlling shareholder, and as the Chief Executive Officer of KMN Holdings Ltd., the parent of Isal Amlat. He has been Chief Executive Officer of KMN Holdings Ltd since May 2005. Brigadier General (Res.) Inbar also serves as Chairman of the Board of Directors of a number of companies in the KMN Group, including our parent company TAT Industries.. . Brigadier General (Res.) Inbar served as the Chief Executive Officer of Pointer, a provider of services to car owners and insurance companies, from 1999 until 2005. Brigadier General (Res.) Inbar served as the Division Commander of the Northern Command of the Israeli Defense Forces from 1995 through 1998. During the 25 years of his service, he also served as a commander of special operations units. Brigadier General (Res.) Inbar holds a B.A. degree and an M.B.A. degree in Business Administration from Haifa University and is also a graduate of the U.S. Army War College.

Eran Saar (36) was elected as a director by our Board of Directors in January 2008. Since June 2006, Mr. Saar has served as the Chief Executive Officer of Isal Amlat, our controlling shareholder, and as Chief Financial Officer of KMN Holdings Ltd., the parent of Isal Amlat. Mr. Saar serves as a member of the Board of Directors of seven companies in the KMN Group, including our parent company TAT Industries. From 2005 to 2006, Mr. Saar served as the deputy director of the corporate finance department of the Israeli Securities Authority. Prior to that he was a member of the staff in the Israeli Securities Authority. Mr. Saar holds a B.A. degree in Law and Accounting and an M.B.A. degree, both from the Hebrew University of Jerusalem.

Daniela Yaron-Zoller (43) was elected as a director by our Board of Directors in January 2008 and is a member of our Audit Committee.  As of March 2009 Adv. Yaron-Zoller does Dispute Resolution and Conflict Management Services that  serve commercial companies, individuals, public entities and government authorities seeking highly professional economic and commercial arbitration and mediation services in a discrete, dependable environment

From 2003 until 2007 Adv. Yaron-Zoller served as a manager in the Strategic Clients Division of Ness Technologies Ltd, a global IT services provider; From 2003 until 2006 she served as a member of the of the plenum of the Israel Securities Authority; Adv. Yaron-Zoller is a member in the Board of Directors of KMN Capital Ltd; from 2004 until 2007 she served as a member of the Board of Directors of Mekorot Israel National Water Co.; Ms. Yaron-Zoller holds a B.A. degree in Law from the University of Tel Aviv.

Jan H. Loeb (51) was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Amtrust Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through Janurary 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc.Mr. Loeb is also a director of American Pacific Corp and Golf Trust of America, Inc Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

The Board of Directors recommends a vote FOR the reelection of each of the director nominees named herein.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Isal Amlat, a company organized under the laws of the State of Israel, is the beneficial holder of 51.08% of our outstanding shares, of which 8.67% are held directly by it and 42.41% are held directly by our parent company TAT Industries. Accordingly, Isal Amlat ultimately controls our company.

The following table sets forth certain information as of September 15 2009 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)

Isal Amlat Investments (1993) Ltd. (3)	4,632,351	51.58%
TAT Industries (4)	3,845,908	42.41%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote.

(2)	The percentages shown are based on 9,073,043 ordinary shares issued and outstanding as of September 15 2009.

(3)	Includes 786,443 ordinary shares held directly by Isal Amlat and 3,845,908 ordinary shares held directly by TAT Industries, which is 79,33% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,632,351 ordinary shares held directly by itself and TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 61.97% controlled by Mr. Ron Elroy.

(4)	TAT Industries is 79.33% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,845,908 ordinary shares held directly by TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 61.97% controlled by Mr. Ron Elroy.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our Audit Committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current Audit Committee members are Messrs. Rami Daniel and Avi Shani, our outside directors under Israeli law, and Ms. Daniela Yaron-Zoller. Our Board of Directors has determined that both Rami Daniel and Avi Shani qualify as audit committee financial experts, as defined by rules of the Securities and Exchange Commission. The Audit Committee meets at least once each quarter.

Executive Compensation

        The following table sets forth all the compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

	Salaries, fees, Commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (17 persons)	$2,940,000	$130,000

On May 20, 2008 the Board of Directors of the Company approved compensation for all of the directors (excluding Messrs. Giora Inbar, Eran Saar and Jan H. Loeb) in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000 which is: a per meeting attendance fee of NIS 2,200 (approximately $615), plus an annual fee of NIS 59,100 (approximately $16,514).

The Directors Messrs. Giora Inbar, Eran Saar, do not receive any compensation.

The Board of Directors has determined to pay Mr. Jan H. Loeb a per meeting attendance fee of $1,000, plus an annual fee of $ 40,000. The fee for a written consent is $500. In addition, the Company shall pay the costs for Mr. Loeb’s trip to Israel once a year to attend a Board of Directors Meeting in person.

APPOINTMENT OF AUDITORS
(Item 4 on the Proxy Card)

On September 16, 2009, the Audit Committee and Board of Directors approved the termination of Baker Tilly Virchow Krause, LLP as our independent certified public accountants effective as of the approval by the General Meeting of Shareholders of such termination, and approved the appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd, as our independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until our 2010 Annual General Meeting of Shareholders.

        Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to to determine the remuneration of our independent auditors according to the volume and nature of their services.

With respect to fiscal year 2008, we paid Baker Tilly Virchow Krause, LLP (formerly known as Virchow Krause & Company, LLP)., approximately $328K for audit services, $60K for audit-related services and $4K for tax-related services.

	Year Ended December 31,
Services Rendered	2008	2007

Audit	$327,866	$365,489
Audit-related	59,500	27,500
Tax	4,300	6,015

Total	$391,666	$399,004

        It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, to approve the termination of Baker Tilly Virchow Krause, LLP as our independent certified public accountants effective as of the approval by the General Meeting of Shareholders. To approve the appointment of, Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd as our independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until our 2010 Annual General Meeting of Shareholders, and to authorize our Board of Directors to determine their remuneration in accordance with the volume and nature of their services”

        The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

Audit Committee Pre-Approval Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act and the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

REVIEW AND DISCUSSION OF OUR AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, our Auditor’s Report and Financial Statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: TAT TECHNOLOGIES LTD., PARK RE-EM INDUSTRIAL ZONE, P.O. BOX 80, GEDERA 70750, ISRAEL, ATTENTION: AYA BEN DAVID, SECRETARY.

By Order of the Board of Directors Aya Ben David Secretary

Date: September 29, 2009

ITEM 2

TAT TECHNOLOGIES LTD.
Annual General Meeting of Shareholders
October 28, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints Aya Ben-David attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.90 per share, of TAT Technologies Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 28, 2009 at 17:00 a.m. at the offices of Isal Amlat Investments (1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSAL 2 SET FORTH ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TAT TECHNOLOGIES LTD.
October 28, 2009

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 4.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The election of four Directors for terms expiring at the 2010 Annual General Meeting.

NOMINEES:

	FOR	AGAINST	ABSTAIN

Giora Inbar	☐	☐	☐

Eran Saar	☐	☐	☐

Daniela Yaron-Zoller	☐	☐	☐

Jan H. Loeb	☐	☐	☐

2.	To approve the termination of Baker Tilly Virchow Krause, LLP as our independent registered public accountants effective as of the approval by the General Meeting of Shareholders. To approve the appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd, as our independent registered public accountants, effective as of the approval by the General Meeting of Shareholders through the next Annual General Meeting of Shareholders, and to authorize our Board of Directors to determine their remuneration in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Shmuel Fledel —————————————— Shmuel Fledel Chief Executive Officer

Date: September 29, 2009